SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2*)


NAME OF ISSUER:  The Dewey Electronics Corporation

TITLE OF CLASS OF SECURITIES:   Common Stock

CUSIP NUMBER:  252063102000

NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
RECEIVE NOTICES AND COMMUNICATIONS:

     Paul O. Koether
     Asset Value Management, Inc.
     376 Main Street
     P.O. Box 74
     Bedminster, New Jersey 07921                 (908) 234-1881

DATE OF EVENT WHICH REQUIRES FILING:    JUNE 20, 2002


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following: ________

Check the following if a fee is being paid with the statement: (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO.:   252063102000


1.       NAME OF REPORTING PERSON:   Asset Value Fund Limited Partnership

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)     (b) XX

3.       [SEC USE ONLY]

4.       SOURCE OF FUNDS:  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(e):   YES          NO   XX

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:   New Jersey

7.       SOLE VOTING POWER:    119,700

8.       SHARED VOTING POWER:      0

9.       SOLE DISPOSITIVE POWER:       119,700

10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:   119,700

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES:   YES           NO   XX

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   8.94%

14.      TYPE OF REPORTING PERSON:   PN

Item 1.  SECURITY AND ISSUER.

     This Amendment No. 2 relates to the Schedule 13D filed on April 5, 2002 in connection with the ownership by Asset Value Fund Limited Partnership ("Asset Value") of the common stock, $.01 par value per share ("Shares") of The Dewey Electronics Corporation, a New York corporation (the "Company" or "Dewey"). The capitalized terms used in the Amendment, unless otherwise defined, shall have the same meaning as in the orignial Schedule 13D.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 is hereby amended by the addition of the following:

     Since the date of the last filing, Asset Value has acquired 17,700 Shares at an aggregate purchase price of $75,364.00, including brokerage commissions. Asset Value purchased the Shares with its cash reserves.

Item 5. INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended by the addition of the following:

     (a) As of the close of business on June 20 , 2002, Asset Value beneficially owned 119,700 Shares, representing 8.94% of Shares reported as outstanding in the Company's Form 10-Q for the quarter ended March 31, 2002.

     (b) The information presented in Items 7 through 10 of the cover sheet to this Schedule 13D is incorporated herein by reference.

     (c) Exhibit C annexed hereto sets forth all transactions in Shares effected by Asset Value in the sixty days preceding the date of this Statement, the dates of such transaction, and the per Share purchase price. The transactions reported herein, unless otherwise indicated, were open market transactions effected in the over-the-counter market.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.


     Exhibit C - Transactions in Shares for the Past 60 Days not previously reported.

                                    SIGNATURE
                                    ---------


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 21, 2002


                                   ASSET VALUE FUND LIMITED PARTNERSHIP

                                   By:  Asset Value Management, Inc.
                                        General Partner


                                   By: /s/ John W. Galuchie, Jr.
                                      --------------------------------
                                      John W. Galuchie, Jr.
                                      Treasurer and Secretary

                                    EXHIBIT C

      Transactions in Shares for the Past 60 Days not previously reported.





                                NUMBER OF                        PRICE
  DATE                       SHARES PURCHASED                  PER SHARE *
--------                --------------------------         ------------------
06/12/02                          6,000                          4.34
06/14/02                            500                          4.30
06/17/02                          3,000                          4.10
06/18/02                            700                          4.25
06/19/02                          1,500                          4.15
06/20/02                          6,000                          4.22



*Exclusive of brokerage commission, if any.